Exhibit 99.1

Foresight Subsidiary Eye-Net Mobile Receives Notice of Allowance for Patent Application from U.S. Patent and Trademark Office

The patent application relates to the company’s accident prevention solution

Ness Ziona, Israel – July 31, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., has received a notice of allowance from the United States Patent and Trademark Office for patent application No. 16/496,826, for “system and method for preventing car accidents and collisions between vehicles and pedestrians.”

The patented technology involves an accident prevention system that predicts collisions between vehicles and pedestrians. The system is comprised of a dedicated software application installed on a number of mobile devices carried by pedestrians or users riding in a vehicle. Each of the installed mobile devices detects its location and transmits it to a geographic server. The server sends the location of other mobile devices in the same geographic territory, effectively making each device aware of other users around it. The dedicated software uses advanced proprietary algorithms that detect the user’s direction of travel, search for potential collisions and issue a collision alert to mobile users who are of high probability of collision.

This patent serves as the underlying technology for Eye-Net Mobile’s cellular-based V2X accident prevention solution. The Eye-Net Protect™ V2X (vehicle-to-everything) solution is designed to provide real-time pre-collision alerts to vehicles and vulnerable road users (pedestrians, cyclists, scooter drivers) by using smartphones and relying on existing cellular networks. Designed to provide a complementary layer of protection beyond traditional Advanced Driver Assistance Systems, Eye-Net Protect extends protection to road users who are not in direct line of sight, and not covered by other alerting systems and sensors.

“We are excited about this notice of allowance for another patent application that strengthens our intellectual property,” said Haim Siboni, CEO of Foresight. “Eye-Net Mobile continues to develop its V2X solution for reducing the likelihood of accidents and injuries and saving lives. The Company has completed a software development kit (SDK) configuration for Eye-Net Protect and is ready for commercial engagement with third-party location-based applications.”

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the issuance of a patent, that Eye-Net Mobile continues to develop its V2X solution for reducing the likelihood of accidents and injuries and saving lives, and readiness for commercial engagement with third-party location-based applications. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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